SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Pontotoc Production, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                    732763107
                                 (CUSIP Number)


                                 April 30, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |X| Rule 13d-1(b)
     |_| Rule 13d-1(c)
     |_| Rule 13d-1(d)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 732763107                                          Page 2 of  6  Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gilder, Gagnon, Howe & Co.
         13-3174112

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      16,750
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       None
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         438,100

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         438,100

--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.4%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         BD
--------------------------------------------------------------------------------


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

                                  Schedule 13G
                                  ------------

Item 1(a). Name of Issuer:

Pontotoc Production, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

808 East Main
ADA, Ok.  74820

Item 2(a). Name of Person Filing:

Gilder Gagnon Howe & Co. LLC

Item 2(b). Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c). Citizenship:

New York

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

732763107

Item 3.   If  this  statement  is  filed  pursuant  to  ss.ss.240.13d-1(b),   or
          240.13d-2(b) or (c), check whether the person filing is a:

          (a)|X| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

          (b)|_|    Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c)

          (c)|_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

          (d)|_|    Investment   Company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8)

          (e)|_|    Investment       Adviser      in       accordance       with
                    ss.240.13d-1(b)(1)(ii)(E)


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

          (f)|_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

          (g)|_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

          (h)|_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

          (i)|_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

          (j)|_|    Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.    Ownership.

          (a)       Amount beneficially owned: 438,100

          (b)       Percent of class: 9.4%

          (c)       Number of shares as to which such person has:

                    (i)       Sole power to vote or to direct the vote: 16,750

                    (ii)      Shared power to vote or to direct the vote: None

                    (iii) Sole power to dispose or to direct the disposition of: None

                    (iv)      Shared   power  to   dispose   or  to  direct  the
                              disposition of: 438,100

The shares reported include 374,725 shares held in customer accounts over which members and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 46,625 shares held in accounts owned by members of the Reporting Person and their families, and 16,750 shares held in the account of the profit-sharing plan of the Reporting Person ("the Profit-Sharing Plan").

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable


                                Page 4 of 6 Pages

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.    Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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

                                    SIGNATURE


           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                  May 10, 1999
                                  ------------
                                      Date


                               /s/ Walter Weadock
                               ------------------
                                    Signature


                             Walter Weadock, Member
                             ----------------------
                                    Name/Title


                                Page 6 of 6 Pages